VECTOR
Corporate Finance Lawyers

04035273

0-999 W. Hastings Street
couver, BC, Canada V6C 2W2
.. 604.683.1102
Fax: 604.683.2643

SUPPL

E-mail: lsalt@vectorlaw.com
File No. 1036

June 15, 2004

VIA SEDAR

Attention: Manager, Financial and Insider Reporting

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

COPY

SEC MAIL PROCESSING
RECEIVED
JUN 2 4 2004
WASH, D.C. 155 SECTION

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Notice of Intention to Distribute Securities (Form 45-102F1)

On behalf of Leonard W. Saleken ("Saleken"), we advise that Saleken intends to distribute up to 1,000,000 common shares of the Company from his control base. In this regard, we enclose a Form 45-102F1, Notice of Intention to Distribute Securities under Section 2.8 of Multilateral Instrument 45-102, Resale of Securities, which has been executed by Saleken.

We trust you will find the same in order.

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

Yours very truly,
VECTOR Corporate Finance Lawyers

Per: Lindsay Salt

Lindsay Salt
Paralegal

dw 7/8

ls
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.)
Goldcliff Resource Corporation (Attn: Leonard W. Saleken, w/o encl.)
Alberta Securities Commission (Attn: Information Officer, w/encl.)
Securities Commission of Newfoundland and Labrador (Attn: Director of Securities, w/encl.)
Department of Justice, Northwest Territories (Attn: Director, Legal Registries, w/encl.)
Nova Scotia Securities Commission (Attn: Corporate Finance, w/encl.)
Department of Justice, Nunavut (Attn: Director, Legal Registries Division, w/encl.)
Ontario Securities Commission (Attn: Administrative Assistant to the Director of Corporate Finance, w/encl.)
Prince Edward Island Securities Office (Attn: Registrar of Securities, w/encl.)
Saskatchewan Financial Services Commission, Securities Division (Attn: Deputy Director, Legal, w/encl.)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2748, w/encl.
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encls.)

p:\clients\1-sedar\goldclif\form23\jun04\controlnoticebcsc.doc

FORM 45-102F1

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES UNDER SECTION 2.8 OF MULTILATERAL INSTRUMENT 45-102, RESALE OF SECURITIES

Reporting issuer:

1. Goldcliff Resource Corporation
   Name of reporting issuer

Selling security holder

2. Leonard W. Saleken
   Your name

3. President, Chief Executive Officer and Director
   Offices or Positions you hold in the reporting issuer

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer?

   Yes [ ] No [X]

5. Number and class of securities of the reporting issuer beneficially owned:

Designation of Security	Number of Securities Owned
Common Shares	4,707,957
Warrants	1,625,000
Options	190,000

Distribution

6. Number and class of securities proposed to be sold:

Type of Security	Number of Securities to be Sold
Common Shares	1,000,000

7. Will you sell the securities privately or on an exchange or a market? If on an exchange or market, provide the name.

   The securities will be distributed on the TSX Venture Exchange and/or privately

Warning:

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

DATED June 17th, 2004

Leonard W. Saleken
Your name (Selling security holder) - *please print*

Your signature (or if a company, signature of your authorized signatory)

n/a
Name of your authorized signatory - *please print*

INSTRUCTION:

File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders – Collection and Use of Personal Information

The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers

should seek the consent of any individuals whose personal information appears in this form before filing this form.

If you have any questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below:

Alberta Securities Commission
4th Floor, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador
P.O. Box 8700, 2nd Floor, West Block
Confederation Building, 75 O'Leary Avenue
St. John's, Newfoundland A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories Legal Registries
P.O. Box 1320, 1st Floor, 5009-49th Street
Yellowknife, Northwest Territories X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building, 1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut Legal Registries Division
P.O Box 1000, Station 570, 1st Floor, Brown Building
Iqualuit, Nunavut X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Box 55, 1903-20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administration Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Prince Edward Island Securities Office
Consumer, Corporate and Insurance Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PEI C1A 7N8
Attention: Registrar of Securities
Telephone (902) 368-4550
Fax: (902) 368-5283

Saskatchewan Securities Commission
800-1920 Broad Street
Regina, Saskatchewan S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899